UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

MAR 03 2003

155

SEC FILE NO.
8-47204



03014456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING___12/31/02___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

LENOX FINANCIAL SERVICES, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 EAST LINCOLN HIGHWAY
(No. and Street)

NEW LENOX   ILLINOIS   60451
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS S. RUTH, PRESIDENT   815-485-5559
                                              (Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE   ORLAND PARK   ILLINOIS   60462-1628
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

PROCESSED

MAR 20 2003

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, _____ **DOUGLAS S. RUTH** _____, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

__ **LENOX FINANCIAL SERVICES, INC.** _____ as of

__ **DECEMBER 31, 2002** _____, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

Subscribed and sworn to before me this _26_ day of
February, 2003

_____
Notary Public

This report contains (check all applicable boxes):
☒ (a) Facing page.
☒ (b) Statement of financial condition.
☒ (c) Statement of income (loss).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
☒ (l) An oath or affirmation.
☐ (m) A copy of the SIPC supplemental report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting controls.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2002



LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999   FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

Mr. Douglas S. Ruth, President
Lenox Financial Services, Inc.
New Lenox, Illinois

I have audited the accompanying statement of financial condition of Lenox Financial Services, Inc. (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lenox Financial Services, Inc. at December 31, 2002, in conformity with generally accepted accounting principles.

February 25, 2003

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS

Cash in Bank		$ 10,409
Due From Brokers		14,344
Securities Owned, at Market Value		14,656
Accounts Receivable		3,797
Prepaid Income Taxes		1,600
Total Current Assets		$ 44,806

OTHER ASSETS

NASD Stock Investment	$ 3,300	
Security Deposit	1,083	
Total Other Assets		4,383
TOTAL ASSETS		$ 49,189

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable		$ 5,539
Payroll Taxes Payable		2,642
Total Current Liabilities		$ 8,181

STOCKHOLDER'S EQUITY

Capital Stock - Common - No Par Value; 1,000 Shares Authorized, Issued and Outstanding	$ 100	
Additional Paid-In Capital	55,126	
Retained Earnings	(14,218)	
Total Stockholder's Equity		41,008
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 49,189

The accompanying notes to the financial statements
are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28, 1994. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the fully disclosed sale of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's 2002 federal and state income tax expense of $4,959 is net of loss carry backs in the amount of $1,145 and the prior year's deferred tax credit in the amount of $4,800. Management is planning on filing an S-Corporation election with the Internal Revenue Service by March 15, 2003, to become effective January 1, 2003.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment

The Company owns 300 shares of The NASDAQ Stock Market, Inc. Stock, a private placement, valued at cost as of December 31, 2002.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

The Company leases office space under a noncancelable lease which expires on March 31, 2003. The Company paid no rent expense under the terms of this lease in 2002; while a related party, sharing the office space, paid all of the rent expense - $14,478 for the year ended December 31, 2002. The following is a schedule by years of future minimum rents due under the lease as of December 31, 2002:

Year Ending:

December 31, 2003 $ 3,655

            Total Lease Commitment $ 3,655

Pension Plans

The Company provides a Simplified Employee Pension Plan to its employees who are not employed under a collective bargaining agreement or certain contracts, have performed services for the Company for at least two years, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based on each eligible employee's compensation, excluding compensatory leave. The Company made no contributions to the plan for the year ended December 31, 2002.

NOTE 3 -   FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments can be used for trading purposes, including hedges of trading instruments, which would be carried at quoted market value. Unrealized gains or losses on these derivative contracts would be recorded on the same basis as the underlying assets or liabilities, that is, marked to market. None were recorded on the books at December 31, 2002.

NOTE 4 -   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments would include futures and options. Derivative transactions would be entered into for trading purposes or to hedge other positions or transactions. No derivative transactions were entered into during the year ended December 31, 2002.

NOTE 5 -   CONCENTRATION OF CREDIT RISK

The Company can engage in various trading and brokerage activities in which counterparties would primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties did not fulfill their obligations, the Company could be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6-   RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no material discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 7-   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital and net capital requirements of $32,940 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 24.8%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 -   RELATED PARTY TRANSACTIONS

The Company shares office space and expenses with an affiliated company. In addition, the affiliated company pays the indirect administrative expenses of the Company, with no expectation of reimbursement. The Company's stockholder is the stockholder of the affiliated company. At December 31, 2002 no amounts were due to or from the affiliated company.